FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2002.
Total number of pages:  5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.
Press release dated October 2, 2002 announcing impairment losses with respect to some of NTT DoCoMo, Inc.’s overseas investee affiliates. NTT DoCoMo, Inc. is filing the Japanese language version of this press release with the Tokyo Stock Exchange on October 2, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 3, 2002	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

NTT DoCoMo, Inc.
For Immediate Release

NTT DoCoMo to Recognize Impairment Losses
with Respect to Some Overseas Investee Affiliates

TOKYO, JAPAN, October 2, 2002 — NTT DoCoMo, Inc. announced today that its Board of Directors will recognize and post impairment losses for the first half of the fiscal year ending March 31, 2003, to reflect significant drops in the market price or fair value of the shares of some of its overseas investee affiliates.

Effects on Financial Report (non-consolidated)

The impairment losses shown in the following chart will be recorded in the company’s non-consolidated financial statements prepared in accordance with Japanese GAAP as an extraordinary expense based on losses on investments in affiliates.

Affiliated Companies	Impairment Losses
	(Billions of yen)
AT&T Wireless Services, Inc.	¥339

KPN Mobile N.V.	108

Hutchison 3G UK Holdings Ltd.	126

(A) Total impairment losses for overseas investee affiliates	573

(B) Net assets ended March 31, 2002 (A/B x 100)	2,405.4 (23.8%)

(C) Recurring profit for the fiscal year ended March 31, 2002 (A/C x 100)	406.4 (141.0%)

(D) Net income for the fiscal year ended March 31, 2002 (A/D x 100)	(310.7 ( —	) )

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Effects on Financial Report (consolidated), and Financial Results Forecast for the Fiscal Year Ending March 31, 2003

The company also announced today that it will prepare and disclose the company’s consolidated financial statements in accordance with US GAAP for the first half of the fiscal year ending March 31, 2003, and for future mid-term financial reports, in accordance with the revised regulations for mid-term consolidated financial statements which came into effect in April 2002.

The company also expects to recognize impairment charges related to its overseas investee affiliates in its consolidated financial statements prepared in accordance with US GAAP. The impairment losses recognized by the company in its consolidated financial report will be recorded together with the equity portion of gains and losses in investee affiliates as investment losses on equity. The company is currently in the process of calculating the actual amount of the investment losses.

The company plans to issue forecasts for the current fiscal year (April 1, 2002–March 31, 2003) in accordance with US GAAP. The forecasts will include the results of different accounting standards and revised operation data for the first half of fiscal year 2003, as well as the impairment charges. The forecasts will be announced upon completion, which is expected to be in November of this year.

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